UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PRESIDIO PROPERTY TRUST, INC.

(Full Name of Registrant)

NETREIT, INC.

(Former Name if Applicable)

4995 Murphy Canyon Road, Suite 300

(Address of Principal Executive Office (Street and Number))

San Diego, CA 92123

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Presidio Property Trust, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (“Form 10-Q”) within the prescribed time period.

As previously disclosed in the Company’s Current Report on Form 8-K filed on August 7, 2019, the Company received a notice from PFP III Sub II, LLC, the holder of the Company’s Series B Preferred Stock, that an event of default occurred when the Company failed to redeem the Series B Preferred Stock on its maturity date, August 1, 2019.  The event of default is a material subsequent event that requires disclosure in the Form 10-Q. Significant additional time is required in order for the Company to prepare such disclosure for inclusion in the Form 10-Q and to continue to engage in negotiations to obtain financing to redeem the Series B Preferred Stock.

The Company intends to file its Form 10-Q within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended (“1934 Act”).

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the 1934 Act.  Statements included in this filing other than statements of historical facts, including statements that address activities, events or developments that the Company expects, intends, believes, plans, or anticipates will or may occur in the future, are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual events or results to differ materially from those implied or expressed by the forward-looking statements.  Consequently, readers should not unduly rely on such forward-looking statements.   There can be no assurance as to whether the Company will be able to complete and file its Form 10-Q in the time period that it currently expects or whether and when the Company will be able to redeem the outstanding Series B Preferred Stock.  The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The occurrence of events or results implied or expressed by the forward-looking statements could also be affected by the risks and uncertainties described as “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and under “Forward-Looking Statements” in the Company’s Current Report on Form 8-K filed on August 7, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Quyen Dao-Haddock	760	471-8536
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Presidio Property Trust, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2019	By	/s/ Quyen Dao-Haddock
Quyen Dao-Haddock Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).